Vista Gold Corp.

7961 Shaffer Parkway, Suite 5

Littleton, CO 80127

December 1, 2021

Via EDGAR

Securities and Exchange Commission

ATTN: Ms. Cheryl Brown

100 F Street, NE
Washington, D.C. 20549

Re:	Vista Gold Corp. – Request for Acceleration
Registration Statement on Form S-3
Filed on November 19, 2021
File No. 333-261225

Ladies and Gentlemen:

On behalf of Vista Gold Corp., we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (No. 333-261225) to permit said Registration Statement to become effective at 4:00 p.m. Eastern time on December 3, 2021, or as soon thereafter as practicable.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

Vista Gold Corp.

/s/ Douglas Tobler
Douglas Tobler, Chief Financial Officer